82-3023

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6




05009635

July 5, 2005

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Stockwatch and Market News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

File No. 82-4991

TSX Venture Exchange – GNH
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE CLOSES PRIVATE PLACEMENT

July 5, 2005

The Company is pleased to announce that it has closed the private placement announced on June 23, 2005. Subsequent to the announcement, the Company received additional subscriptions to the placement. The Company will now issue 900,000 flow-through common shares, at a price of $0.10 per share, with the $90,000.00 proceeds being used to further exploration on the gold project in southern Quebec. The shares are subject to a hold period expiring October 28, 2005. Including the issuance of these shares, the Company has 25,051,829 common shares issued and outstanding.

On February 24, 2005 Mr. Greg Hryniw resigned as a director of the Company.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.